Exhibit 99.7

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial data presents the pro forma financial position and results of operations of (1) Neurotrope based on the historical consolidated financial statements of Neurotrope, after giving effect to the proposed spin-off of all of the business, assets and certain liabilities of Neurotrope’s wholly-owned subsidiary, Neurotrope BioSciences, Inc.; and (2) the combined business based on the historical consolidated financial statements of Neurotrope and Metuchen, after giving effect to the Neurotrope spin-off and Mergers.

Metuchen has preliminarily determined that it is the accounting acquirer based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to the Merger, including: (1) Unitholders of Metuchen will own approximately 80% of Neurotrope and Metuchen at closing of the equity securities of the combined company on a fully-diluted basis immediately following the closing of the transaction; (2) a majority of the board of directors of the combined company will be composed of directors designated by Metuchen under the terms of the Mergers; and (3) majority of the existing members of Metuchen’s management will be the management of the combined company.

Because Metuchen has been determined to be the accounting acquirer in the Mergers, but not the legal acquirer, the Mergers are deemed a reverse recapitalization under the guidance of ASC 805. As a result, upon consummation of the Mergers, the historical financial statements of Metuchen will become the historical financial statements of the combined company.

The unaudited pro forma combined financial data is based on the audited financial statements of Neurotrope and Metuchen as of December 31, 2019. The historical financial statements have been adjusted to give pro forma effect to events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on the combined results of operations of the combined company. Other than as disclosed in the footnotes thereto, the unaudited pro forma combined financial data does not reflect any additional liabilities, off-balance sheet commitments or other obligations that may become payable after the date of such financial data. The unaudited pro forma combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Neurotrope and Metuchen been a combined company during the specified periods

The unaudited pro forma combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Neurotrope and Metuchen and the “Metuchen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed as Exhibit 99.4 to this Current Report on Form 8-K. Neurotrope’s historical audited consolidated financial statements for the year ended December 31, 2019 are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 13, 2020. Metuchen’s historical audited financial statements for the year ended December 31, 2019 (Successor), the period December 10, 2018 through December 31, 2018 (Successor) and the period January 1, 2018 through December 9, 2018 (Predecessor), are filed as Exhibit 99.6 to this Current Report on Form 8-K.

Unaudited Pro Forma Financial Information For Spin-Co Adjustment

The following unaudited pro forma financial data presents the pro forma financial position and results of operations of Neurotrope based on the historical consolidated financial statements of Neurotrope, after giving effect to the proposed spin-off transaction whereby following the effective date of the Mergers, all of the business, assets and certain of the liabilities of Neurotrope not assumed by Metuchen pursuant to the Merger Agreement will have been acquired by Neurotrope BioSciences.

The unaudited pro forma combined balance sheet data as of December 31, 2019 gives effect to the spin-off transaction as if it took place on December 31, 2019. The unaudited pro forma combined statement of operations data for the year ended December 31, 2019 gives effect to the Spin-Co transaction as if it took place on January 1, 2020.

Because the unaudited pro forma combined balance sheet data reflects the financial information of Neurotrope as of December 31, 2019, it does not reflect any changes to the current assets which have occurred since December 31, 2019 or which may occur following the date of the Current Report on Form 8-K to which this is Exhibit 99.7 and prior to the closing of the spin-off transaction.

Neurotrope, Inc. and Subsidiary

PRO FORMA Condensed Consolidated Balance Sheets

For the Year Ended December 31, 2019

								Pro Forma
		Neurotrope, Inc.		Pro Forma			Metuchen	Adjustments for
	Neurotrope, Inc. (4)	Subsequent Financing (3)		Adjustments for Disposition (3)	Pro Forma As Adjusted		Pharmaceuticals, Inc. (4)	Metuchen Reverse Merger (3)		Pro Forma Results
ASSETS:

CURRENT ASSETS:
Cash	17,382,038	16,519,988	(A)(B)	(13,902,026)	20,000,000	(C)	$2,145,812	$10,000,000	(D)
								(2,656,628	)(E)
								(4,388,600	)(E)
								1,171,313	(F)
								(1,171,313	)(F)	25,100,584

Accounts receivable, net					-		2,605,130			2,605,130
Inventories					-		2,204,428			2,204,428
Deposits with related parties					-		2,325			2,325
Prepaid expenses and other current assets	494,112			(494,112)	-		5,129,820			5,129,820
Total current assets	17,876,150	16,519,988		(14,396,138)	20,000,000		12,087,515	2,954,772		35,042,287

Property and equipment, net	21,671			(21,671)	-		69,837			69,837
Intangible assets					-		38,811,137			38,811,137
Other assets					-		7,397,804			7,397,804

TOTAL ASSETS	$17,897,821	$16,519,988		$(14,417,809)	$20,000,000		$58,366,293	$2,954,772		$81,321,065

CURRENT LIABILITIES:
Current portion of senior debt, net plus end of term payable					-		6,681,936			6,681,936
Accounts payable	413,081			(413,081)	-		3,776,443	(1,171,313	)(F)	2,605,130
Accrued expenses	65,975			(65,975)	-		20,887,262	(4,388,600	)(E)	16,498,662
Accrued inventory purchases					-		9,305,594			9,305,594
Other current liabilities					-		453,092			453,092
Total current liabilities	479,056	-		(479,056)	-		41,104,327	(5,559,913)		35,544,414

Long-term debt					-		7,061,034	(2,656,628	)(E)	4,404,406
Deferred tax liability					-		1,432,167			1,432,167
Related party debt					-			10,000,000	(D)
								(10,000,000	)(G)	-
Other long-term liabilities	-			-	-		749,546	-		749,546
TOTAL LIABILITIES	479,056	-		(479,056)	-		50,347,074	(8,216,541)		42,130,533

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):
Neurotrope, Inc. Preferred stock		2			2					2

Metuchen Pharmaceuticals, Inc. Preferred units					-		20,018,205	(20,018,205	)(H)	-

Neurotrope, Inc. Common stock	1,307				1,307		-	9,591	(M)	10,898

Metuchen Pharmaceuticals, Inc. Common units					-		29,117,233	(29,117,233	)(I)	-

Additional paid-in-capital	106,234,301	16,519,986	(B)	(122,755,596)	(1,309)			20,000,000	(C)
								1,171,313	(F)
								10,000,000	(G)
								20,018,205	(H)
								29,117,233	(I)
								2,350,982	(J)
								(9,591	)(M)
								(2,350,982	)(J)	80,295,851
Retained earnings (accumulated deficit)	(88,816,843)			88,816,843	-		(41,116,219)			(41,116,219)
Deemed distribution				20,000,000	20,000,000			(20,000,000	)(C)	-

TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	17,418,765	16,519,988		(13,938,753)	20,000,000		8,019,219	11,171,313		39,190,532

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$17,897,821	$16,519,988		$(14,417,809)	$20,000,000		$58,366,293	$2,954,772		$81,321,065

Neurotrope, Inc. and Subsidiary

PRO FORMA Condensed Consolidated Statements of Operations

For the Year Ended December 31, 2019

Pro Forma
Neurotrope, Inc.	Pro Forma	Metuchen	Adjustments for
Subsequent	Adjustments	Pro Forma	Pharmaceuticals,	Metuchen	Pro Forma
Neurotrope, Inc.	Financing (K)	for Disposition	As Adjusted	Inc.	Reverse Merger	Results

NET REVENUES	$-	$-	$-	$-	$15,577,166	$-	$15,577,166
COST OF REVENUES	-	-	-	-	7,427,111	-	7,427,111
GROSS PROFIT	-	-	-	-	8,150,055	-	8,150,055
OPERATING EXPENSES
Research and development expenses	4,540,947	-	(4,540,947)	-	-	-	-
General and administrative expenses	6,790,510	-	(6,040,510	)(L)	750,000	19,727,223	-	20,477,223
Depreciation and amortization	-	-	-	-	5,291,107	-	5,291,107
Impairment loss	-	-	-	-	2,443,930	-	2,443,930
Stock-based compensation	4,182,000	-	(4,182,000)	-	-	-	-
TOTAL OPERATING EXPENSES	15,513,457	(14,763,457)	750,000	27,462,260	-	28,212,260

OPERATING INCOME (LOSS)	(15,513,457)	-	14,763,457	(750,000)	(19,312,205)	-	(20,062,205)

Interest expense, senior debt	-	-	-	-	(2,428,264)	-	(2,428,264)
Interest expense, related party term loans	-	-	-	-	(11,416,697)	-	(11,416,697)
Interest income	378,707	-	(378,707)	-	-	-	-

Net loss before income taxes	(15,134,750)	-	14,384,750	(750,000)	(33,157,166)	-	(33,907,166)

Income tax benefit	-	-	-	-	645,866	-	645,866

NET LOSS	$(15,134,750)	$-	$14,384,750	$(750,000)	$(32,511,300)	$-	$(33,261,300)

NET INCOME (LOSS) PER COMMON SHARE, BASIC AND DILUTED	$(1.16)	$(19.05)	$(0.31)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING AND EQUIVALENTS, BASIC AND DILUTED	12,992,900	1,707,020	108,901,405	(M)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of Transaction and Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with GAAP and pursuant to the rules and regulations of Article 11 SEC Regulation S-X, and present the pro forma financial position and results of operations of the combined companies based upon the historical data of Neurotrope and Metuchen.

Description of Transaction

On May 17, 2020, Neurotrope, Metuchen, Petros Pharmaceuticals, Inc., a Delaware corporation (“Petros”), PM Merger Sub 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Petros (“Merger Sub 1”), and PN Merger Sub 2, Inc., a Nevada corporation and a wholly-owned subsidiary of Petros (“Merger Sub 2”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Petros Pharmaceuticals, Inc. will be the name of the combined company following consummation of the Mergers (as defined below).

The Merger Agreement provides for (1) the merger of Merger Sub 1, with and into Metuchen, with Metuchen surviving as a wholly-owned subsidiary of Petros (the “Metuchen Merger”) and (2) the merger of Merger Sub 2 with and into Neurotrope, with Neurotrope surviving as a wholly-owned subsidiary of Petros (the “Neurotrope Merger” and together with the Metuchen Merger, the “Mergers”). The Mergers are intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

As a result of the Metuchen Merger, each outstanding common unit or preferred unit of Metuchen will be exchanged for a number of shares of Petros common stock equal to the quotient resulting from the formula of (i) 95,908,502 divided by (ii) the number of fully-diluted units of the Company outstanding immediately prior to the effective time of the Mergers. As a result of the Neurotrope Merger, each outstanding share of Neurotrope common stock will be exchanged for one (1) share of Petros common stock and each outstanding share of Neurotrope preferred stock will be exchanged for one (1) share of Petros preferred stock. In addition, each outstanding option to purchase Neurotrope common stock or outstanding warrant to purchase common stock that has not previously been exercised prior to the closing of the Mergers will be converted into equivalent options and warrants to purchase shares of Petros common stock and will be adjusted to give effect to the exchange ratios set forth in the Merger Agreement.

Upon the closing of the Mergers, on a pro forma basis, current Neurotrope shareholders will own approximately 20.0% of the combined company and current Metuchen investors will own approximately 80.0% of the combined company.

In connection with the Mergers, Neurotrope plans to spin-off (the “Spin-Off”) its wholly-owned subsidiary, Neurotrope Biosciences, Inc. Substantially all of the consolidated operations of Neurotrope were conducted through such subsidiary and substantially all of the consolidated operating assets and liabilities of Neurotrope reside in such subsidiary. The Spin-Off is planned to be made as a distribution to Neurotrope’s stakeholders as of a record date prior to the Mergers, but the distribution is currently contemplated to occur after the closing of the Merger. The spun-off entity will be capitalized with all cash in excess of the $20 million to be retained by Metuchen, subject to adjustment for the proceeds from any exercise of Neurotrope’s warrants between signing and closing of the Mergers. The proceeds of any such warrant exercises will be split 80% to Metuchen and 20% to the spun-off entity. The record date for the Spin-Off, the ratio of the Spin-Off shares distributed to the Neurotrope shares held as of the record date and the extent to which other stakeholders of Neurotrope may be entitled to participate in the Spin-Off have not yet been determined.

Basis of Presentation

Neurotrope, Metuchen and Petros have preliminarily concluded that the Mergers represent a reverse recapitalization by a non-public company in which the non-public company is the accounting acquirer. Following the Mergers and Spin-Off, the shareholders of Metuchen will effectively control the combined companies, and as such, Metuchen is deemed to be the accounting acquirer in the Mergers. Neurotrope’s historical financial statements before the Mergers will be replaced with the historical financial statements of Metuchen before the Mergers in future filings with the SEC. The assets and liabilities and the historical operations that will be reflected in the financial statements prior to the Mergers will be those of Metuchen, and will be recorded at the historical cost basis. The consolidated financial statements after completion of the Mergers will include the assets and liabilities of Metuchen, historical operations of Metuchen, and operations of the combined company and its subsidiaries from the closing date of the Mergers.

Each company expects to incur a pre-tax loss in 2020 and incurred a pre-tax loss in 2019 and each company maintains a full valuation allowance on its deferred tax assets. Accordingly, no additional tax effects have been provided for in the pro forma adjustments described in Note 3, “Pro Forma Adjustments.” Metuchen does have an historical tax benefit primarily as a result of book versus tax differences on certain historical acquisitions.

Treatment of Stock Options and Warrants in the Mergers

Prior to the closing of the Mergers, Metuchen does not have any outstanding options and it is anticipated that all outstanding warrants will convert into Petros common stock in the Mergers.

Neurotrope options and warrants issued and outstanding at the time of the Mergers will be converted into equivalent options and warrants to purchase shares of Petros common stock and will be adjusted to give effect to the exchange ratios set forth in the Merger Agreement. The change of control of Neurotrope results in the acceleration of vesting for all outstanding options. For accounting purposes, Neurotrope equity awards will be assumed to have been exchanged for equity awards of Petros, the accounting acquirer. As of December 31, 2019, Neurotrope had 2,366,519 outstanding options to purchase shares of common stock, of which 1,693,512 options were exercisable at a weighted average exercise price per option of $15.49. As of December 31, 2019, Neurotrope had 10,482,158 outstanding warrants to purchase shares of common stock, of which 10,368,158 warrants were exercisable at a weighted average exercise price per warrant of $9.72.

2. Shares Issued in Merger

The number of shares of common stock Petros will issue to Metuchen stockholders, for purposes of these unaudited pro forma condensed combined financial statements, is calculated pursuant to the terms of the Merger Agreement based on the exchange ratio set forth in the Merger Agreement which is based on Neurotrope’s common stock outstanding as of May 15, 2020, as follows:

Shares of Neurotrope common stock outstanding as of May 15, 2020	22,184,695
Shares of Neurotrope preferred stock outstanding on an as-converted basis as of May 15, 2020	1,792,430
Adjusted outstanding shares of Neurotrope common stock	23,977,125
Divided by the assumed percentage of Neurotrope ownership of combined company	20%
Estimated adjusted total shares of common stock of combined company	119,885,627
Multiplied by the assumed percentage of Metuchen ownership of combined company	80%
Estimated shares of Petros common stock issued to Metuchen upon closing of Mergers	95,908,502

3. Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of operations of the combined company.

Based on Metuchen management’s review of Neurotrope’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Neurotrope to conform to the accounting policies of Metuchen are not expected to be significant.

(A)	Includes Neurotrope, Inc. registered direct preferred stock financing on January 22, 2020, gross proceeds $18 million.

(B)	Includes registered direct offering expenses of approximately $1.5 million.

(C)	Includes $20 million retained by Neurotrope, Inc. after Neurotrope Bioscience, Inc. spin-off.

(D)	Subsequent to December 31, 2019, JCP III SM AIV, LP entered into three (3) Subordinate Promissory Notes with Metuchen for a total of $10 million. As discussed in note (G) these notes are required to be converted into common stock of the merged entity upon consummation of the merger transaction.

(E)	Represents: Metuchen principal portion of five senior debt principal payments made to Hercules for the period 01/01/2020 - 05/01/2020 of approximately $2.7 million, and; payment made to Metuchen’s logistics distribution provider of approximately $4.4 million, using the proceeds from the $10 million promissory notes discussed in Note D.

(F)	Requirement for JCP to fund and backstop an amount equal to the Working Capital Shortfall in the net accounts receivable and accounts payable amounts of Metuchen not to exceed $6.0 million, calculated as $1,171,313 as of December 31, 2019 in the pro forma balance sheet.

(G)	Requirement in Merger Agreement for conversion of the JCP $10 million Subordinated Notes into Metuchen common units.

(H)	Metuchen Preferred units converted into Metuchen common units at closing.

(I)	Metuchen common units exchanged for Petros common stock.

(J)	Represents expense relating to accelerated vesting on existing Neurotrope options pursuant to existing change of control provisions within the options agreements.

(K)	To reflect Neurotrope, Inc.’s registered direct preferred stock financing on January 22, 2020, and conversion into common shares.

(L)	To reflect spin-off of Neurotrope BioScience, Inc. excluding $750,000 in general & administrative expenses related to public companies expenses including salaries, insurance and stock listing fees.

(M)	To reflect Petros Pharmaceuticals, Inc. common stock issuance to Metuchen unitholders at the agreed upon exchange ratio pursuant to the Merger Agreement.

4. Historical Metuchen financial information. See respective historical financial statements included elsewhere in this Current Report on Form 8-K and accompanying notes which are an integral part of those financial statements, including:

See Footnote 9 to the Metuchen, LLC. historical financial statements. Accrued expenses at December 31, 2019 are comprised of the following:

Accrued price protection	$1,847,639
Accrued product returns	10,707,807
Accrued contract rebates	1,368,279
Due to Vivus	2,259,769
Due to third-party logistic provider (Paid in April 2020)	4,388,600
Other accrued expenses	315,168
Total	$20,887,262

See Footnotes 6, 8 and 13 to the Metuchen, LLC historical financial statements. Amounts payable to Vivus of $8.1 million for active pharmaceutical ingredient (API) minimum inventory purchases in which $1.4 million is included in prepaid assets and $6.7 million is included in non-current assets.